Exhibit 12.1
Regeneron Pharmaceuticals, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges
(Dollars in thousands)

						Six months
						ended
	Years ended December 31,					June 30,
	2000	2001	2002	2003	2004	2005
Earnings:
Income (loss) from continuing operations before income (loss) from equity investee	($17,077)	($75,178)	($124,350)	($107,395)	$41,565	($31,125)
Fixed charges	1,309	3,888	13,685	14,108	14,060	6,846
Amortization of capitalized interest	—	—	—	33	78	39
Interest capitalized	—	—	(222)	(276)	—	—

Adjusted earnings	($15,768)	($71,290)	($110,887)	($93,530)	$55,703	($24,240)

Fixed charges:
Interest expense	$281	$2,657	$11,859	$11,932	$12,175	$6,024
Interest capitalized	—	—	222	276	—	—
Assumed interest component of rental charges	1,028	1,231	1,604	1,900	1,885	822

Total fixed charges	$1,309	$3,888	$13,685	$14,108	$14,060	$6,846

Ratio of earnings to fixed charges	(A )	(A )	(A )	(A )	3.96	(A )

(A)	Due to the registrant’s losses for the years ended December 31, 2000, 2001, 2002, and 2003, and for the six months ended June 30, 2005, the ratio coverage was less than 1:1. To achieve a coverage ration of 1:1, the registrant must generate additional earnings of the amounts shown in the table below.

						Six months
						ended
	Years ended December 31,					June 30,
	2000	2001	2002	2003	2004	2005
Coverage deficiency	$17,077	$75,178	$124,572	$107,638	—	$31,086